UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **August 16, 2005**

BOARDWALK PIPELINES, LLC

(Exact name of registrant as specified in its charter)

DELAWARE	**333-108693-01**	**06-1687421**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3800 FREDERICA STREET, OWENSBORO, KENTUCKY	**42301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(270) 926-8686**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On August 16, 2005, the Registrant's parent company, Loews Corporation, issued a press release announcing that its wholly-owned subsidiary, Boardwalk Pipeline Partners, LP, has filed a registration statement on Form S-1 with the Securities and Exchange Commission for a proposed underwritten public offering. The press release is incorporated herein by reference to Exhibit 99.1 to this report.

Item 9.01   Financial Statements and Exhibits.

(a)Not applicable.
(b)Not applicable.
(c)Exhibits:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release issued by Loews Corporation on August 16, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOARDWALK PIPELINES, LLC
(Registrant)

Dated: August 17, 2005

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Vice President and
    Chief Financial Officer